UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: February 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 16, 2022, Maxeon Solar Technologies, Ltd. (the “Company”) issued a press release announcing that the Company and SunPower Corporation have entered into a new supply agreement. A copy of the press release is filed as Exhibit 99.1.

The Supply Agreement by and between SunPower Corporation (“SunPower”) and the Company, with an effective date of August 26, 2020, together with that certain First Amendment to Supply Agreement by and between SunPower and the Company, with an effective date of February 25, 2021 (collectively, the “Prior Supply Agreement”) was mutually terminated, with standard product warranty and outstanding payment and delivery obligations surviving.
SunPower and the Company entered into a new Supply Agreement, with an effective date of February 14, 2022 (the “New Supply Agreement”), pursuant to which the Company will supply SunPower with interdigitated back contact modules (“IBC Modules”) for use in residential installations in the United States of America, excluding certain non-state territories and possessions, and Canada (the “Territory”). The New Supply Agreement continues until December 31, 2023, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party. Under the Supply Agreement, SunPower is required to purchase, and we are required to supply, certain quarterly volumes of Maxeon 3, Maxeon 5, and Maxeon 6 IBC Modules during 2022. During 2023, SunPower is required to purchase fixed quantities of Maxeon 6 IBC Modules in order to maintain product exclusivity in the residential market in the Territory. The Company is subject to liquidated damages for late deliveries beyond a grace period, capped at 5% of the purchase price for the applicable IBC Modules.

The New Supply Agreement also includes exclusivity provisions that, subject to certain exceptions, prohibit the Company from selling Maxeon 3 IBC Modules to anyone other than SunPower for use in the residential market in the Territory until December 31, 2022 and Maxeon 6 IBC Modules to anyone other than SunPower for use in the residential market in the Territory until December 31, 2022 or, if certain conditions are satisfied by SunPower not later than September 1, 2022, until October 13, 2023.

To date, the Company’s cost of revenue for IBC Modules has been negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, silicon, and aluminum. Under the Prior Supply Agreement, the Company was unable to pass through cost increases to SunPower given the Prior Supply Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. The New Supply Agreement also contains fixed pricing for 2022 based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. The New Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold.

The IBC Modules will be covered with a 25-year product warranty and are subject to serial defects coverage. Except with respect to tariffs (for which the Company is responsible), in the event there is a change in law in the Territory and the parties fail to agree to equitable adjustments to schedule or price, as applicable, the Company is permitted to terminate future delivery and exclusivity obligations. The New Supply Agreement contains a mutual non-solicitation provision, a non-circumvention provision with respect to SunPower dealers, as well as limitation of liability, capped delay liquidated damages, termination for cause and force majeure provisions customary within the solar industry.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

February 16, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Press Release dated February 16, 2022